May 4, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:   Division of Corporation Finance,

Office of Life Sciences

VIA EDGAR

Re:	Medigus Ltd. (the “Company”)

Registration Statement on Form F-3 (the “Registration Statement”)

Filed on April 21, 2020

File No. 333-237774

Dear Madam or Sir:

We hereby provide the following responses to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing that was provided to the Company by the Staff in its letter dated April 27, 2020 (the “Comment Letter”). To assist your review, we have retyped the text of the Staff’s comment below in bold face type and have provided the Company’s response immediately following the comment.

Registration Statement on Form F-3 filed April 21, 2020

General

1.	You do not appear to be eligible to omit the names of the selling securityholders prior to effectiveness of the registration statement. Please revise or advise. Refer to General Instruction II.H to Form F-3.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Registration Statement was filed in order to register the issuance by the Company, in a primary offering, of the Company’s American Depositary Shares (“ADSs”) that are issuable upon the exercise of outstanding transferable warrants previously issued by the Company, as permitted pursuant to General Instruction I.B.4. to Form F-3. The Company notes that the Registration Statement does not register the secondary offering of those ADSs by the securityholders who receive the ADSs following exercise of the warrants. Therefore, the eligibility of the Company to use Form F-3 via the Registration Statement does not require the inclusion of the names of selling securityholders pursuant to General Instruction II.H to Form F-3, which is applicable to a secondary offering described under General Instruction I.B.3 to Form F-3. The Company advises that it has updated the Registration Statement in order to clarify that the Registration Statement relates solely to the issuance of the ADSs pursuant to exercise of the Company’s outstanding transferrable warrants and not to any secondary sale of such ADSs.

Should you wish to discuss the aforesaid at any time, please do not hesitate to contact Dr. Shachar Hadar, Esq. of Meitar Law Offices (+972-3-610-3961).

Sincerely,

/s/ Liron Carmel
Liron Carmel
Chief Executive Officer
Medigus Ltd.